Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

                                                                                                                    May 12, 2009

VIA IDEA TRANSMISSION
AND BY ELECTRONIC MAIL

Perry J. Hindin, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Enzon Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A filed April 28, 2009 File No. 000-12957

Dear Mr. Hindin:

     In response to your request in the letter dated May 7, 2009 relating to the above-referenced preliminary proxy statement on Schedule 14A, Enzon Pharmaceuticals, Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.

Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ENZON PHARMACEUTICALS, INC.

By:	/s/ Scott B. Waldman
Name:	Scott B. Waldman
Title:	Vice President and Associate General
Counsel

cc:	Daniel E. Stoller, Esq., Skadden, Arps, Slate, Meagher & Flom LLP Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP